Form C

Cover Page

Name of issuer:

SapientX Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/6/2016

Physical address of issuer:

4600 Smith Grade Road
Santa Cruz CA 95060

Website of issuer:

http://www.sapientx.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

77,902

Price:

$0.64184

Method for determining price:

Dividing pre-money valuation ($6,999,746.58) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.62

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.91

Deadline to reach the target offering amount:

5/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$14,995.00	$265,057.00
Cash & Cash Equivalents:	$8,577.00	$227,917.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$53,302.00	$121,977.00
Long-term Debt:	$155,025.00	$0.00
Revenues/Sales:	$530.00	$41,010.00
Cost of Goods Sold:	$0.00	$32,529.00
Taxes Paid:	$0.00	$0.00
Net Income:	($443,948.00)	($259,323.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SapientX Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Colleen	Business Management	SapientX	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
David Colleen	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Planet 9 Studios, Inc.	7050000.0 Common Stock	64.65

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have limited operating history, which makes an evaluation of our business based on past operating results impossible. The Company has a limited operating history from which investors may evaluate the likelihood of successful performance of the Company. An investor in the Company must consider the risks and difficulties frequently encountered by companies in the early stages of development, especially companies in a rapidly changing market like the consumer and technology services markets. These risks and difficulties include our ability to:

• Respond effectively to the offerings of competitors

• Increase awareness and market penetration of our brand and the services we offer

• Maintain our existing, and develop new, strategic partners and relationships

• Continue to develop and upgrade our services

• Attract, retain and motivate qualified personnel

We cannot assure you that our business strategy will be successful or that we will successfully address these risks or difficulties. If we fail to adequately address any of these risks or difficulties, our financial conditions and opportunities for growth will suffer.

Bruce Wilcox is a part-time team member. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Any projections of future performance provided to you may prove to be incorrect. Management's projections of future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions and future competition will affect the Company's future revenue streams. In addition, unanticipated factors such as greater diligence costs or increased development or marketing expenses may impact the Company's profitability. For these reasons, you should not rely upon management's estimates of future performances in making your investment decision as management's assumptions (and any limitations on the assumptions) may prove to be significantly inaccurate.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services could adversely affect the Company's ability to achieve its business plan.
The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. There is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

We are dependent upon the proceeds of this Offering or alternative forms of financing to implement our business plan. As an early stage business, we are dependent upon this Offering and other outside financing in order to implement our business plan and complete development and commercial implementation of our software and services. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on us. In addition to this Offering, we may pursue alternative methods of raising funding, including, without limitation, funding from venture capital firms and select private investors and vendors who

funding from venture capital firms and select private investors and vendors who are partnering with us in the development of our marketplace, as well as subordinated debt from lenders and private individuals and senior bank debt. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. As of the date of this Memorandum, we have no commitments for any interim or permanent financing, including any credit facility, and no assurance that any such financing will become available or, if available, at an interest rate or other terms that will be favorable to the Company. If available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management. If less than the Maximum Amount is sold in this Offering and we are unable to obtain alternative sources of financing in the future as described above, our operations could be constrained. You will have little or no control over the actions and business decisions of the Company.

Board of Directors, and your Shares may be diluted without your approval. The Company may be managed by its Board of Directors (in the future) and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, and assuming the sale of the Maximum Amount, the Company's executive officers will beneficially own a majority of the Company's issued and outstanding Shares. These shareholders, if they acted together, could exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

The Company may alter the use of proceeds in this Offering without notice to you or your approval. The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Memorandum. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

The Company expects to incur significant operating losses. The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations. If the Company's future revenues do not offset these expected expenses, the Company will not be profitable. Furthermore, if the Company's operating expenses exceed its expectations, the Company's financial performance will be adversely affected.

The Company may not be able to obtain additional capital when necessary or on terms that are satisfactory to it, if at all. The Company intends to continue to make investments to support the Company's business growth which will likely require additional funds to further develop and market the Company's products and services and for product development, testing and deployment. In the future, the Company may need additional capital to respond to business challenges, including the need to develop new products or enhance the Company's proposed products and services, enhance operating infrastructure and acquire complementary businesses and technologies. If the Company raises additional funds through further issuances of equity or convertible debt securities, the Company's existing debt and equity holders could suffer significant dilution, and any new securities the Company issues could have rights, preferences and privileges superior to those securities sold in this Offering. Any debt financing secured by the Company in the future could involve restrictive covenants relating to the Company's capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, the Company may not be able to raise the additional capital it seeks, including the amount sought in this Offering. For these and other reasons, the Company may not be able to obtain additional financing on terms favorable to the Company, if at all. If the Company is unable to obtain adequate financing or financing on terms satisfactory to the Company, when the Company requires it, the Company's ability to continue to support its business growth and to respond to business challenges could be significantly limited.

The Company's product development and sales cycle are unpredictable. The length of the Company's product development and sales cycles may be greater than originally expected. The Company may experience delays in future product development and sales. These delays could have a material adverse effect on the amount and timing of future revenues. Because the Company's sales cycle could be a lengthy process, the accurate prediction of future revenues from new customers is difficult. Furthermore, there can be no assurance that the product development schedule for the Company's products will not be changed or delayed. In addition, the Company's future success may also depend in part on its ability to sell additional features to its customers. This may require increasingly sophisticated and costly sales efforts. If those efforts are not successful, the Company's business may suffer. All of these factors make it difficult to predict future revenue.

The Company may not be able to adequately protect its intellectual property and proprietary rights. The Company regards its products and services and underlying technology as proprietary. The Company will seek to protect its proprietary rights through a combination of confidentiality agreements and copyright, trademark and trade secret laws, and patent protection. The Company's future patents, if any, may be successfully challenged and may not provide the Company with any competitive advantages. The Company may not develop proprietary products or technologies that are patentable and other parties may have prior claims. In addition, third parties may copy aspects of the Company's future products and services or otherwise obtain and use its proprietary information without authorization or develop similar technology independently. Patent, copyright, trademark and trade secret protection is important to the Company because developing and marketing new products and services and technologies is time consuming and expensive. The Company may not obtain issued patents or other protection from any future patent applications owned by or licensed to the Company. The Company's competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. The Company's competitors may independently develop proprietary information and techniques that are substantially equivalent to the Company's or otherwise gain access to the Company's trade secrets, such as through unauthorized or inadvertent disclosure of the Company's trade secrets.

There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology substantially equivalent or superseding proprietary technology. Furthermore, there can be no assurance that any confidentiality agreements between the Company and its employees will provide meaningful protection of the Company's proprietary information, in the event of any unauthorized use or disclosure thereof. Any legal action that the Company may bring to protect proprietary information could be expensive and may distract management from day-to-day operations.

The Company may suffer from alleged infringement of proprietary rights. If there are new entrants into the Company's market that directly compete with us, the possibility of an intellectual property claim against the Company grows. The Company's applications and technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, and could divert management attention from executing the Company's business plan. An adverse determination could also prevent the Company from offering its products and services to others.

Competition. We may face increased competition in the future from our current competitors. In addition, new competitors or alliances among current and new competitors may emerge and rapidly gain sufficient market share. The extent to which such competitors are able to offer services that are functionally comparable or superior to ours, are able to forge more customer relationships, or are able to offer solutions broader than ours could provide them with a significant competitive advantage over the Company.

The rapid pace of technological change may adversely affect the Company. The industry in which the Company operates is subject to rapid technological change. The introduction of new technologies, including the delay in the adoption of those technologies, as well as new alternatives for the delivery of products and services will continue to have a profound effect on competitive conditions in the Company's target markets. The Company may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis. Because of the rapid technological changes of the Company's industry, the Company's products, services, and enhancement offerings may have a shorter life than anticipated. Revenue from such products may decline faster than anticipated, and if the Company's new products, services and enhancements are not accepted by the Company's customers or the target markets as anticipated, if at all, the Company's business and operating results may be materially and adversely affected.

Rapid Marketplace Changes. To succeed in the future, we must continue to respond promptly and effectively to market changes and potential competitors' innovations. There can be no assurance that our current or potential competitors will not develop products comparable or superior to ours in terms of price and performance features. In addition, no assurance can be given that we will not be required to make substantial additional investments in connection with our research, development, marketing, sales and customer service efforts in order to meet a competitive threat, or that we will be able to compete successfully in the future.

The Company may not be able to properly manage growth. The Company may

experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, the Company's business may be harmed. To manage the expected growth of the Company's operations and personnel, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures. The additional headcount and capital investments will increase its cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term. If the Company fails to successfully manage its growth, the Company will be unable to execute its business plan and its results will suffer.

The Company's sales and profitability may be affected by changes in economic, business orindustry conditions. If the economic climate in the United States or abroad deteriorates, potential customers could reduce or delay their expenditures. Reduced or delayed expenditures could limit the Company's sales and profitability. In this environment, the Company's potential customers may experience financial difficulty, cease operations and fail to budget or reduce budgets for the purchase of the Company's products and professional services. This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing the Company's revenues and profitability to be lower than expected. In addition, general economic uncertainty makes it difficult to predict changes in the purchasing requirements of the Company's potential customers and the markets served by the Company.

Unproven Market Acceptance. Although the Company believes there is a need for the products and services proposed to be offered by the Company, its management is unable to guarantee (i) the level of market acceptance those products and services will achieve and (ii) the number of customers willing to pay for the Company's products and services.

General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this Memorandum and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

We will have broad discretion as to the use of proceeds from this Offering. We will have broad discretion as to how to invest the proceeds from this Offering. Our failure to apply the proceeds of this Offering effectively could impair the value of your investment in our Shares.

Our projections are estimates only; actual results may vary. Any financial projections of the Company provided in this Offering are based on current assumptions as to future events and conditions which the Company believes to be reasonable as of the date hereof, but which are inherently uncertain and unpredictable. The projections have been prepared by management and no independent expert rendered an opinion as to the reasonableness of the projections or the assumptions upon which they are based. The projections may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected and such differences may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

There is no current public trading market for our Shares, and resale of our Shares will be restricted in accordance with applicable law. The Shares being offered hereunder will not be registered for public sale under the Securities Act or the securities laws of any state. Instead, the Company will rely upon exemptions from the federal and state securities registration requirements, in particular exemptions pursuant to Rule 506 of the Securities Act, in order to offer and sell the Shares. Such exemptions depend in part upon the investment intent of the investors. Accordingly, it is imperative that investors acquire the Shares for investment purposes only and not with a view toward distribution thereof. Because the Shares will not be registered for public sale, they will be deemed "restricted Securities." As such, the Shares may not be resold or transferred without being registered under the Securities Act or exempt from such registration. There is currently no established public trading market for our Shares and none is anticipated to develop in the near future. Therefore, your investment in the Shares offered herein will have low liquidity and should be considered a long-term investment in the Company.

Absence of Regulatory Oversight. The securities offered hereby have not been approved or disapproved by the SEC, any state securities commission or other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of this Memorandum. The securities offered hereby have not been registered under the Securities Act, or the securities laws of any state and are being offered and sold in reliance on exemptions from the registration requirements of those laws.

The offering price of the Shares has been arbitrarily determined by the Company. There is no relationship whatsoever between the price at which the Shares are being offered herein and the assets, earnings or book value of the Company, or any other recognized criteria of value. In establishing the offering price and number of the Shares to be offered, the Company considered numerous factors, including: (i) the dollar-amount of proceeds the Company needs to raise and (ii) the percentage of ownership of the Company to be held by investors upon expiration of this Offering.

The securities offered hereby may be diluted by future issuances of securities with superior rights. Following the completion of this Offering, the Company may issue additional securities, including securities that provide for payment prior to payment on the securities in this Offering. The issuance of such additional securities could adversely affect the interests of a purchaser in this Offering.

No Minimum Capitalization. No minimum level of capital is required to be maintained by the Company. As a result of losses or withdrawals, the Company may not have sufficient capital to continue its operations and achieve the results projected in its business plan.

Loss of Entire Investment. The purchase of securities of the Company is a highly speculative investment, subject to substantial uncertainties. The financial position of any investor should be such that a complete loss of the investment in the securities will not represent a material loss to such investor.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)].

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of Proceeds: 65% towards sales, marketing and customer integration engineering, 27.5% towards patents (to be owned by the Company) completion and 7.5% towards Wefunder fees.

If we raise: **$1,070,000**

Use of Proceeds: In addition to covering fixed expenses and extending runway, hitting out maximum target will allow us to do additional prototyping with our customers.

85% towards sales, marketing and customer integration engineering, 7.5% towards patents (to be owned by the Company) completion and 7.5% towards Wefunder fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

$7M pre-money valuation
See exact security attached as Appendix B, Investor Contracts.

SapientX, Inc. is offering up to 1,667,082 shares of Series Seed-2 Preferred Stock, at a price per share of $0.64184.

The campaign maximum is $1,069,999.91 and the campaign minimum is $50,000.62.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and (ii) direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of (i) the purchase price of the securities, and (ii) the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities (or Amount)	Securities (or Amount)	Voting

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	9,750,000	Yes
Series Seed Preferred	815,750	815,750	Yes
Series Seed-1 Preferred	2,200,000	90,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	250,000

Describe any other rights:

Both classes of Preferred Stock have the same rights and they have uniform liquidation preferences over the Common Stock. Investors in this Offering will be receiving Series Seed-2 Preferred Stock, which has yet to be authorized.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the

Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Planet 9 Studios, Inc.
Issue date	07/31/19
Amount	$286,033.00
Outstanding principal plus interest	$286,033.00 as of 06/02/20
Interest rate	0.0% per annum
Maturity date	12/31/21
Current with payments	Yes

This is a zero interest investor loan.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2018	Regulation Crowdfunding	Preferred stock	$407,875	General operations
6/2019	Regulation D, Rule 506(c)	Preferred stock	$45,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Planet 9 Studios
Amount Invested	$286,033.00
Transaction type	Loan
Issue date	07/31/19
Outstanding principal plus interest	$286,033.00 as of 11/25/19
Interest rate	0.0% per annum
Maturity date	12/31/21
Outstanding	Yes
Current with payments	Yes
Relationship	stock holder

INSTRUCTIONS TO QUESTION 26. The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction, where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our software adds a voice and intelligence to other peoples products.
We track 23 of our peers, 16 of whom have had large, recent exits. We think that to bring our software to the most users, we will need to become part of a larger company as did our peers. By the way, our Chief Scientists last company (Outfit 7) had a $1 bil. exit running an earlier version of our software!
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

SapientX Inc. was incorporated in the State of Delaware in April 2016.

Since then, we have:

- The highest conversational understanding accuracy at up to 99%. (Siri = 75% and Alexa = 73% - ZDnet).

- The software is complete and in pre-production development with Volvo, Mitsubishi, Yamaha, Samsung and KTM.

- We track 23 peers 16 of which have exited in the last 4 years. On average, they returned about 17X to their investors.

- An early version of our tech was used in Outfit 7's Talking Angela app (a virtual pet) leading to their $1 billion exit.

- We can run with or without the Internet. Since we can run offline, we can keep user data local where it's safest.

- Our software is fast and efficient using just 2% of the CPU on your phone and taking as little as 17 MB of disk space.

- A.I. (Artificial Intelligence) companies typically yield twice the return for their investors over other tech startups.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended January 31, 2020, the Company had revenues of $530 compared to the year ended January 31, 2019, when the Company had revenues of $41,010.

- *Assets.* As of January 31, 2020, the Company had total assets of $14,995, including $8,577 in cash. As of January 31, 2019, the Company had $265,057 in total assets, including $227,917 in cash.

- *Net Loss.* The Company has had net losses of $443,948 and net losses of $259,323 for the fiscal years ended January 31, 2020 and January 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $208,327 for the fiscal year ended January 31, 2020 and $121,977 for the fiscal year ended January 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $286,033 in debt and $452,875 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SapientX Inc. cash in hand is $5,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 12 months.

Before Covid, we were on track to start work with six paying customers. We continue to monitor and adjust for the impacts of Covid and trade war politics affecting our ability to make business. We are giving attention to some new market areas including our new support for Zoom, WebEx, Microsoft Teams, Google Meet and Google Hangouts as well as a new generation of voice operated, "touch-less" vending machines featuring branded characters that engage with users.

We are still pre-revenue as we work on pre-production software with our customers. We do get some development revenue from this, that helps defray costs. This is estimated at $500,000 for this year based on existing agreements and commitments. We estimate our expenses this year to be $500,000.

We do have some revolving credit, for emergencies, but we don't plan to use it. We have approximately $100,000 of founder capital that can be called upon if necessary.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Refer to Appendix C, Financial Statements

I, David Colleen, certify that:

(1) the financial statements of SapientX Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of SapientX Inc. included in this Form reflects accurately the information reported on the tax return for SapientX Inc. filed for the most recently completed fiscal year.

David Colleen
Business Management

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☒ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

        C. engaging in savings association or credit union activities? ☐ Yes ☒ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(5) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.sapientx.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SapientX Subscription Agreement 10.6.20

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Colleen

Appendix E: Supporting Documents

SapientX_-_Restated_Certificate_of_Incorporation__Series_Seed-2_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SapientX Subscription Agreement 10.6.20

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Colleen

Appendix E: Supporting Documents

SapientX_-_Restated_Certificate_of_Incorporation__Series_Seed-2_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SapientX Inc.

By

David Colleen

Founder, CEO, Chairman of the Board

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Colleen

Founder, CEO, Chairman of the Board

3/18/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.